

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Abhijit Bhattacharya
Executive Vice President and Chief Financial Officer
Koninklijke Philips NV
Philips Center
Amstelplein 2, 1096 BC
Amsterdam, The Netherlands

      Re: Koninklijke Philips NV
          Form 20-F for the Fiscal Year ended December 31, 2021
          Filed February 22, 2022
          File No. 001-05146-01

Dear Mr. Bhattacharya:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences